UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For October 31, 2003



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated October 31, 2003  -  Acquisition






                                                               31 October 2003

            BUNZL ACQUIRES OUTSOURCING SERVICES BUSINESS IN DENMARK

Bunzl plc, the international distribution and outsourcing Group, today announces that it has purchased MultiLine, a distributor of a wide range of consumables to the Danish hotel, restaurant and catering industries.

MultiLine, which has operations in Randers and Soro, had sales in 2002 of DKK 386 million. The net assets acquired are estimated to be approximately DKK 68 million on a net debt free basis.

Commenting on the acquisition, Anthony Habgood, Chairman of Bunzl, said:

"I am delighted that we have acquired MultiLine which is an excellent operation and a logical extension of our Outsourcing Services business in Denmark. It greatly strengthens our position there, particularly in the Horeca market."

Enquiries:

Bunzl plc:                                         Finsbury:

Anthony Habgood, Chairman                          Roland Rudd
David Williams, Finance Director                   Morgan Bone
Tel: 020 7495 4950                                 Tel: 020 7251 3801


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  October 31, 2003                 By:__/s/ Anthony Habgood__

                                              Title:   Chairman